American Republic Realty Fund I
2800 N Dallas Pkwy #100
Plano, TX  75093

Cicely Luckey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	American Republic Realty Fund I
Schedule 14D-9 filed July 8, 2005
SEC File No. 0-11578

Dear Ms. Luckey,

The following information is intended to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated June 23, 2005, with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004 of American Republic Realty Fund I. For convenience, each comment of the
Staff is restated below, with our response noted immediately following the comment.

Financial Statements and Notes

Comment/Observation No. 1. Advise us how your presentation of financial statements on a combined basis complies with Rules 3-01 and 3-02 of Regulation S-X which requires presentation of primary financial statements on a consolidated basis.

Response to Comment/Observation No. 1. The presentation of the financial statements of American Republic Realty Fund I ("the Company") is on a consolidated basis. The terminology used throughout the financial statements, but most specifically in the "Summary of Significant Accounting Policies" footnote, indicating that the financial statements are presented on a combined basis is incorrect. In 1992 as a result of the requirements of a refinancing of one of the mortgage notes, a new partnership was formed, with the Company as a 99% owner, to hold one of the apartment properties. At the time of the formation of the partnership in 1992, the "combination" terminology was used in the financial statements instead of the more appropriate "consolidation" for the method of presentation of the two partnerships. The financial statements of the Company have been prepared on a consolidated basis since then, but have been incorrectly termed as "combined". The Company will correct the terminology in all future filings to properly reflect the nature of the consolidation.

In addition, while researching the above issue the Company discovered that upon the formation of the new partnership there was a 1% partner that should represent a minority interest. The footnote in previous filings has incorrectly stated "The financial statements include the accounts of the Partnership and a wholly owned entity." This should have read "The financial statements include the accounts of the Partnership and a 99% owned subsidiary." The Company has considered materiality as discussed in Staff Accounting Bulletin 99 and reviewed the amounts that would have been assigned to the minority interest each year in a quantitative and qualitative nature. The Company has concluded that those amounts would not be material to any of the years individually and would not require any restatements of any previously filed financial statements. Also, the Company, has concluded that the cumulative total of these amounts would not be material to the balance sheet and sees no need to reclass the amount from partners' capital to a minority interest. The Company, on a go forward basis will evaluate the amounts needed to be included in the minority interest piece and record them as deemed necessary.

The partnership acknowledges that:
	The partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
	The partnership may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments, please contact the undersigned at 972 836 8010.

Thank you for your assistance.

Sincerely,


Paul Ivanoff
Treasurer Univesco, Inc.
Management Agent